FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc
(Translation of Registrant's Name into English)

     Santa Rosa 76,
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes                No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes No X

     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes                No     X

  If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE 9M 2010

ENDESA CHILE
ANNOUNCES CONSOLIDATED RESULTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30th, 2010

Highlights for the Period

SUMMARY

Consolidated physical sales declined by 5.7% to 42,156 GWh, mainly in Colombia and Argentina. As a result of a combination of lower sales partially compensated by higher prices, operating revenues fell by 1.6% with respect to September 2009, to a total of Ch$ 1,849,260 million.

Procurement and services costs reached Ch$ 935,999 million, showing a 20.7% increase as a result of higher costs of energy purchases, a greater use of fuel for thermal generation compared to the same period of the year before, and higher energy transport costs.

Earnings attributable to shareholders of Endesa Chile were Ch$ 351,525 million, 31.0% lower when compared to the same period of the previous year.
EBITDA reached Ch$ 787,585 million, down 19.3% from the Ch$ 975,566 million accounted on September 2009.
The financial result improved by 29.3% or Ch$ 38,349 million compared to the same period 2009.

Investments in related companies resulted in of Ch$ 67,543 million income. This represents a decrease of 2.8% compared to the same period of 2009, mainly explained by a reduction in the earnings of Endesa Brasil.

Consolidated hydroelectric generation declined by 12.8%, mainly in Colombia and Chile.
In Chile, EBITDA decreased by Ch$ 181,183 million, mainly due to:
Lower energy sale prices of approximately 9.3%.
Greater energy purchases of Ch$ 64,640 million.
The above was partially offset by a 3.6% reduction in fuel costs.
In Colombia, EBITDA decreased by Ch$ 1,969 million, mainly due to:
Ch$9,638 million increase in the cost of fuels.
8.2% increase in energy transport costs.
The above partially offset by the 18.9% increase in the average sale price due to greater thermal production in the system.
In Peru, EBITDA declined by Ch$ 3,617 million due to:

Higher energy purchase costs of Ch$ 5,145 million which mainly reflects the absence of the non-recurring reversal of provisions for energy purchases for distribution companies without contract, which was booked at the end of September 2009.

13.4% higher fuel costs because of the increase in thermal generation.
In Argentina, EBITDA fell by Ch$ 1,212 million due to:
34.1% increase in the cost of fuels.
Partially offset by larger sales revenues following a 33.3% increase in average energy sales prices.

PRESS RELEASE 9M 2010

FINANCIAL SUMMARY

Consolidated debt reached US$ 3,916 million as of September 30, 2010, 6.1% lower than December 2009.
Consolidated average interest rate increased, from 6.5% up to 7.5%, mainly because of inflationary effects.
Financial Expenses ratio increased from 6.3 to 7.9 times.
Liquidity, a key consideration in our financial management, continues to be in a very solid position as shown below:
Uncommitted short term credit lines for US$ 231 million available for Endesa Chile in the Chilean capital markets.
Committed credit lines for US$ 756 million in undrawn revolving debt facilities, both locally and abroad, US$ 450 million of which are due in the short term.
Cash and cash equivalents amounted to US$ 210 million on a consolidated basis.

Endesa Chile continued to apply a strict control over its liquidity and in all its subsidiaries using hedge instruments to protect cash flow from variations in exchange rates and interest rate risk. The outstanding consolidated derivative instruments are detailed as follows:

Interest Rate Swaps for a total amount of US$ 340 million to fix the interest rate.
Cross currency swaps for US$ 414 million to mitigate exchange risks.
Forwards, for US$ 96 million to mitigate exchange rate risk.

The aforementioned financial tools are being permanently evaluated and adjusted to the changing macroeconomic scenario, in order to achieve the most efficient levels of protection.

MARKET SUMMARY

  During the first nine months of 2010, the Chilean stock exchange main index (IPSA) showed an important increase of 33.9%, over performing when compared to other international stock markets, which have also shown a positive trend during this year, as follows: Bovespa: 1.2%, S&P 500: 2.3%, UKX: 2.5%, Dow Jones Industrials: 3.4% and FTSE 250: 13.2% (all yields measured in local currencies).

  Endesa Chile's shares price in the local market increased 1.4% during the period. Consistently with the Chilean peso appreciation of 4.6% during the first nine months of 2010 and the local price performance, Endesa Chile's ADRs price increased 10.4%.

  In addition, during this year, Endesa Chile continued to be among the most traded companies at the Santiago Stock Exchange, with an average trading of US$ 11.9 million in the first nine months of 2010.

Top Five Daily Average Traded Amount at the Santiago Stock Exchange YTD as of September 2010
US$ Thousand
LAN	18,701
SQM	18,205
CENCOSUD	13,666
ENDESA	11,850
ENERSIS	10,170
Source: Santiago Stock Exchange

PRESS RELEASE 9M 2010

RISK RATING CLASSIFICATION INFORMATION

  Endesa Chile's international and domestic credit ratings have been upgraded in the first quarter of 2010, due to Company’s improvements in the liquidity position and reduction of leverage. The positive perspectives on operational and credit profile of Endesa Chile have been reflected in the upgrades received by Fitch Ratings and Standard & Poors for our international ratings and by Feller Rate for our domestic rating.

  Current ratings are further supported by our well diversified asset portfolio, strong credit metrics, adequate debt structure and solid liquidity. Endesa Chile's geographic diversification through Latin America provides us a natural hedge against different regulations and weather conditions. Most of our operating subsidiaries are financially strong and have leading market positions in the countries where they operate.

  Additionally, on September 29, Moody's placed the Baa3 senior unsecured rating of Endesa Chile under review for possible upgrade.

The current risk classifications are:

  International Ratings:

Endesa Chile	S&P	Moody's	Fitch
Corporate	BBB+ / Stable	Baa3 / (+) Revision	BBB+ / Stable

  Domestic Ratings (for securities issued in Chile):

Endesa Chile	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

PRESS RELEASE 9M 2010

TABLE OF CONTENTS

Summary	1
Financial Summary	2
Market Summary	2
Risk Rating Classification Information	3
TABLE OF CONTENTS	4
GENERAL INFORMATION	5
SIMPLIFIED ORGANIZATIONAL STRUCTURE	5
MARKET INFORMATION	6
EQUITY MARKET	6
DEBT MARKET	8
CONSOLIDATED INCOME STATEMENT ANALYSIS	9
NET INCOME	9
OPERATING INCOME	10
NET FINANCIAL RESULT	10
OTHER RESULTS AND TAXES	10
CONSOLIDATED BALANCE SHEET ANALYSIS	10
ASSETS	11
LIABILITIES AND SHAREHOLDERS' EQUITY	12
DEBT MATURITY WITH THIRD PARTIES	13
EVOLUTION OF KEY FINANCIAL RATIOS	14
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	15
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE	16
CAPEX AND DEPRECIATION	16
ARGENTINA	17

CHILE	19

COLOMBIA	21

PERU	22

MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	23

SUSTAINABILITY AND THE ENVIRONMENT	27

BOOK VALUE AND ECONOMIC VALUE OF ASSETS	28

OPERATING INCOME BY SUBSIDIARY	29

BUSINESS INFORMATION OF CHILEAN OPERATIONS	30

BUSINESS INFORMATION OF FOREIGN OPERATIONS	31

BRAZIL	32

CONFERENCE CALL INVITATION	36

PRESS RELEASE 9M 2010

GENERAL INFORMATION

(Santiago, Chile, Wednesday 27th, October 2010) Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended September 30th, 2010. All figures are in Chilean pesos (Ch$) under International Financial Reporting Standards (IFRS). Variations refer to the period between September 30th, 2009 and September 30th, 2010.

Figures as of September 30th, 2010 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$1 = Ch$483.65 as of September 30th, 2010 for the Balance Sheet, and the average exchange rate for the period of US$1 = Ch$520.16 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

Endesa Chile's consolidated financial statements of such period include all of its Chilean subsidiaries (*), as well as its jointly-controlled companies or affiliates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A.), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

In the following pages you will find a detailed analysis of financial statements, and a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of September 30th, 2009.

* Endesa Chile's subsidiaries in Chile are Endesa Eco, Celta, Pangue, Pehuenche, San Isidro, Ingendesa, Enigesa and Túnel El Melón.

SIMPLIFIED ORGANIZATIONAL STRUCTURE

PRESS RELEASE 9M 2010

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

The chart below shows the performance of Endesa Chile's ADR ( EOC ) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months:

Return for the period: 18.4%

Daily Average Transactions Volume
(1 ADR = 30 Chilean shares)

Source: Bloomberg

Santiago Stock Exchange (BCS)

The chart below shows the performance of Endesa Chile's Chilean stock price over the last 12 months compared to the Chilean Selective Share Price Index (IPSA):

Return for the period: 3.3%

PRESS RELEASE 9M 2010

Daily Average Transactions Volume
Santiago Stock Exchange andElectronic Stock Exchange

Source: Bloomberg

Madrid Stock Exchange (Latibex) - Spain

The chart below shows Endesa Chile's share price ( XEOC ) at the Latibex over the last 12 months compared to the Local Stock Index (IBEX):

Return for the period: 25.7%

Daily Average Transactions Volume (1 unit = 30 Chilean shares)

Source: Bloomberg

PRESS RELEASE 9M 2010

DEBT MARKET

Yankee Bonds Price Evolution

The following chart shows the pricing of three of our Yankee Bonds over the last twelve months compared to the iShares iBoxx Investment Grade Corporate Bond Fund Index:

Source: Bloomberg

(*) IShares Iboxx Corporate Investment Grade Bonds Fund is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

PRESS RELEASE 9M 2010

CONSOLIDATED INCOME STATEMENT ANALYSIS

NET INCOME

Net Income attributable to Endesa Chile's shareholders as of September 2010 was Ch$ 351,525 million, representing a 31.0% decrease over the same period of 2009, which was Ch$ 509,184 million.

Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	3Q09	3Q10	Var 3Q09-3Q10	Chg %	3Q10
Sales	1,868,089	1,816,390	(51,699)	(2.8%)	3,491,984
Energy sales	1,813,552	1,778,444	(35,108)	(1.9%)	3,419,033
Other sales	9,091	10,746	1,655	18.2%	20,658
Other services	45,446	27,200	(18,246)	(40.1%)	52,293
Other operating income	10,962	32,870	21,907	199.8%	63,191
Revenues	1,879,052	1,849,260	(29,792)	(1.6%)	3,555,175

Power purchased	(116,603)	(186,874)	(70,272)	(60.3%)	(359,263)
Cost of fuel consumed	(489,139)	(547,125)	(57,986)	(11.9%)	(1,051,839)
Transportation expenses	(131,790)	(164,716)	(32,926)	(25.0%)	(316,664)
Other variable procurements and services	(38,190)	(37,284)	907	2.4%	(71,677)
Procurements and Services	(775,722)	(935,999)	(160,277)	(20.7%)	(1,799,444)

Contribution Margin	1,103,330	913,261	(190,068)	(17.2%)	1,755,732

Work on non-current assets	549	6,655	6,106	1112.6%	12,793
Employee expenses	(55,584)	(55,119)	465	0.8%	(105,966)
Other fixed operating expenses	(72,728)	(77,211)	(4,483)	(6.2%)	(148,438)
Gross Operating Income (EBITDA)	975,566	787,585	(187,981)	(19.3%)	1,514,121
Depreciation and amortization	(146,626)	(151,052)	(4,426)	(3.0%)	(290,395)
Impairment losses	-	(307)	(307)		(590)
Operating Income	828,941	636,227	(192,714)	(23.2%)	1,223,137

Net Financial Income	(130,696)	(92,347)	38,349	29.3%	(177,535)
Financial income	23,664	7,705	(15,958)	(67.4%)	14,814
Financial expenses	(141,413)	(108,658)	32,755	23.2%	(208,892)
Income (Loss) for indexed assets and liabilities	11,363	(3,086)	(14,449)	(127.2%)	(5,933)
Foreign currency exchange differences, net	(24,310)	11,691	36,001	148.1%	22,476
Gains	16,016	24,373	8,357	52.2%	46,857
Losses	(40,326)	(12,682)	27,644	68.6%	(24,381)
Net Income From Related Comp. Cons. by the Prop. Eq.
Method	69,495	67,543	(1,952)	(2.8%)	129,850
Net Income From Other Investments	(251)	139	389	155.3%	266
Net Income From Sales of Assets	34	833	799	2357.3%	1,602

Net Income Before Taxes	767,523	612,394	(155,129)	(20.2%)	1,177,319
Income Tax	(143,438)	(148,961)	(5,523)	(3.9%)	(286,375)
NET INCOME ATTRIBUTABLE TO:	624,085	463,434	(160,651)	(25.7%)	890,944
Shareholders of the Company	509,184	351,525	(157,659)	(31.0%)	675,801
Minority Interest	114,901	111,909	(2,992)	(2.6%)	215,144

Earning per share (Ch$ /share and US$ / ADR)	62.1	42.9	(19.2)	(31.0%)	2.5

PRESS RELEASE 9M 2010

OPERATING INCOME

The operating income to September 30, 2010 was Ch$ 636,227 million, 23.2% less than the Ch$ 828,941 million reported at September 2009. The main cause of this reduced result was the highest costs of energy purchases in Chile, and higher fuel costs in Argentina and lower average energy sales prices.

EBITDA, or gross operating margin, was Ch$ 787,585 million to September 30, 2010, implying a reduction of 19.3% compared to the same period of 2009. This does not include the contribution of the investment in Endesa Brasil which is not consolidated in Endesa Chile, and which contribution to its earnings is booked as the share of net profit of associates accounted for using the equity method.

Operating Revenues and costs, detailed by business line for the periods ending September 30th, 2010 and 2009 are:

Table 2
	Chile				Argentina				Colombia
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3Q09	3Q10		3Q10	3Q09	3Q10		3Q10	3Q09	3Q10		3Q10
Operating Revenues	1,095,791	1,000,554	(8.7% )	1,923,550	249,300	297,966	19.5%	572,836	374,771	390,201	4.1%	750,155
% of consolidated	58.3%	54.1%		54.1%	13.3%	16.1%		16.1%	19.9%	21.1%		21.1%
Operating Costs	(557,305)	(646,371)	16.0%	(1,242,639)	(217,246)	(263,780)	21.4%	(507,112)	(175,637)	(197,192)	12.3%	(379,099)
% of consolidated	53.1%	53.3%		53.3%	20.7%	21.7%		21.7%	16.7%	16.3%		16.3%

Operating Income	538,486	354,183	(34.2%)	680,911	32,054	34,187	6.7%	65,723	199,133	193,008	(3.1%)	371,056

		Peru				Consolidated			Cons. Foreign Subs. Adj.
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3Q09	3Q10		3Q10	3Q09	3Q10		3Q10	3Q09	3Q10		3Q10
Operating Revenues	159,865	161,205	0.8%	309,913	1,879,052	1,849,260	(1.6% )	3,555,175	(674)	(665)	(1.3%)	(1,279)
% of consolidated	8.5%	8.7%		8.7%					(0.0% )	(0.0% )		(0.0% )
Operating Costs	(100,598)	(106,355)	5.7%	(204,467)	(1,050,111)	(1,213,033)	15.5%	(2,332,039)	674	665	(1.3%)	1,279
% of consolidated	9.6%	8.8%		8.8%					(0.1% )	(0.1% )		(0.1% )

Operating Income	59,267	54,849	(7.5%)	105,447	828,941	636,227	(23.2%)	1,223,137	-	-

NET FINANCIAL RESULT

The company’s net financial result as of September 2010 amounted to negative Ch$ 92,346 million, 29.3% improving in regards to September 2009 when it was a negative Ch$ 130,695 million. The main changes in this result were due to reduced financial expenses of Ch$ 32,755 million, principally due to lower financial cost in Chile and Colombia, and reduced consolidated debt. In addition there was a gain of Ch$ 11,691 million in exchange differences at September 2010, compared to a net loss of Ch$ 24,310 million at September 2009, principally in Chile and Argentina as a result of the devaluation of the local currencies against the dollar which affected net assets and liabilities in dollars respectively.

This was partially offset by a loss of Ch$ 14,449 million from the indexation of debt denominated in Unidades de Fomento in Chile as a result of higher inflation, and reduced financial income of Ch$ 15,958 million.

OTHER RESULTS AND TAXES

The results of the participation in related companies amounted to Ch$ 67,543 million as of September 2010, a reduction of 2.8% compared to September 2009. This result mainly reflects the proportional participation in the results of the associate company Endesa Brasil S.A., whose contribution amounted to Ch$ 66,167 million.

Income taxes rose by 3.9%, the equivalent of Ch$ 5,523 million, compared to September 2009.

PRESS RELEASE 9M 2010

CONSOLIDATED BALANCE SHEET ANALYSIS

ASSETS

Table 3
ASSETS	(Million Ch$)				(Thousand US$)
	FY2009	3Q10	Var FY2009-3Q10	Chg %	3Q10

CURRENT ASSETS
Cash and cash equivalents	446,438	101,626	(344,812)	(77.2% )	210,123
Other current financial assets	1,536	914	(622)	(40.5% )	1,890
Other current non-financial assets	12,389	9,210	(3,179)	(25.7% )	19,043
Trade accounts receivable and other receivables	328,265	377,313	49,047	14.9%	780,136
Accounts receivable from related companies	69,161	81,801	12,640	18.3%	169,132
Inventories	40,180	44,183	4,003	10.0%	91,353
Current tax receivable	44,392	67,776	23,384	52.7%	140,134
Total Current Assets	942,361	682,822	(259,539)	(27.5%)	1,411,811

Other non-current financial assets	4,142	16,677	12,536	302.7%	34,482
Other non-current non-financial assets	11,938	12,150	211	1.8%	25,121
Non-current receivables	66,716	71,205	4,489	6.7%	147,225
Investments in associates accounted for using the equity method	574,097	565,128	(8,969)	(1.6%)	1,168,466
Intangibles assets apart from increased value	42,639	43,064	425	1.0%	89,039
Increased value	105,545	104,831	(715)	(0.7%)	216,749
Property, plant and equipment	4,326,989	4,355,329	28,340	0.7%	9,005,127
Deferred tax assets	94,924	102,316	7,392	7.8%	211,549
Total Non-Current Assets	5,226,991	5,270,701	43,709	0.8%	10,897,758

TOTAL ASSETS	6,169,353	5,953,523	(215,830)	(3.5%)	12,309,569

The Company’s Total Assets decreased by Ch$ 215,830 million as of September 30, 2010, compared to December 2009, mainly due to:

Current assets declined by Ch$ 259,539 million, equivalent to 27.5% principally due to:

Reduction in cash and cash equivalents of Ch$ 344,812 million, mainly due to reduced placements in time deposits, offset by an increase in trade account receivables of Ch$ 49,047 million, accounts receivable from related companies of Ch$ 12,640 million and tax receivables of Ch$ 23,384 million.

The above was compensated by an increase in non-current assets of Ch$ 43,709 million, equivalent to 0.8%,explained by:

Increase in net property, plant and equipment of Ch$ 28,340 million, basically due to the effect of each country’s internal currency translations and the effect of the exchange rate of approximately Ch$ 95,330 million, acquisitions in the period of approximately Ch$ 89,620 million, partially offset by depreciation for the period of Ch$ 148,127 million.

Increase in deferred tax assets of Ch$ 7,392 million, basically due to the effect of each country’s internal currency translation and the exchange rate of approximately Ch$ 4,046 million, plus the effects of provisions and fiscal losses amounting to Ch$ 3,200 million.

PRESS RELEASE 9M 2010

LIABILITIES AND SHAREHOLDERS' EQUITY

Table 4
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	FY2009	3Q10	Var FY2009-3Q10	Chg %	3Q10

Other current financial liabilities	348,549	240,787	(107,761)	(30.9%)	497,855
Trade accounts payable and other payables	373,872	289,154	(84,717)	(22.7%)	597,859
Accounts payable to related companies	90,554	105,637	15,083	16.7%	218,416
Provisions	33,393	37,876	4,482	13.4%	78,312
Current tax payable	123,945	40,138	(83,807)	(67.6%)	82,990
Current post-employment benefit obligations	3,449	3,417	(31)	(0.9% )	7,066
Other current non-financial liabilities	7,340	13,343	6,003	81.8%	27,587
Total Current Liabilities	981,102	730,353	(250,749)	(25.6%)	1,510,085

Other non-current financial liabilities	1,807,699	1,665,930	(141,769)	(7.8% )	3,444,495
Non-current liabilities	7,570	2,561	(5,009)	(66.2%)	5,295
Provisions	20,161	20,743	583	2.9%	42,889
Deferred tax liabilities	347,877	350,318	2,441	0.7%	724,321
Non-current post-employment benefit obligations	28,231	31,055	2,824	10.0%	64,210
Other non-current non-financial liabilities	21,712	23,139	1,427	6.6%	47,843
Total Non-Current Liabilities	2,233,249	2,093,746	(139,503)	(6.2%)	4,329,053

SHAREHOLDERS' EQUITY
Issued share capital	1,331,714	1,331,714	-	0.0%	2,753,467
Retained earnings (losses)	1,106,819	1,320,886	214,067	19.3%	2,731,078
Additional paid-in capital	206,009	206,009	-	0.0%	425,946
Other equity changes	-	-	-		-
Other Reserves	(575,456)	(579,020)	(3,564)	(0.6% )	(1,197,188)

Equity Attributable to Shareholders of the Company	2,069,086	2,279,588	210,503	10.2%	4,713,302
Equity Attributable to Minority Interest	885,916	849,835	(36,081)	(4.1%)	1,757,129
Total Shareholders' Equity	2,955,002	3,129,424	174,422	5.9%	6,470,431

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,169,353	5,953,523	(215,830)	(3.5%)	12,309,569

The Company’s Total Liabilities experienced a decrease of Ch$ 215,830 million compared to December 2009, mainly because:

Current liabilities fell by Ch$ 250,749 million, equivalent to 25.6%, mainly explained by:

Reduction in other current financial debt of Ch$ 107,761 million, principally due to the repayment of bank loans of Ch$ 148,842 million and the payment of interest on bonds of Ch$ 9,600 million, partially offset by the accrual of interest and the drawing of new loans in subsidiaries, and the transfer of long- term debt to short term by Endesa Costanera (Mitsubishi) of Ch$ 11,414 million.

Reduction in trade accounts payable of Ch$ 84,717 million, mainly relating to suppliers and services.

Reduction in current tax liabilities of Ch$ 83,807 million following the payment made in April 2010.

Increase in accounts payable to related companies of Ch$ 15,083 million, principally trading current accounts.

Non-current liabilities decreased by Ch$ 139,503 million, equivalent to 6.2%, mainly explained by:

PRESS RELEASE 9M 2010

Reduction in other non-current liabilities of Ch$ 141,769 million, principally in Endesa Chile due to the repayment of loans in dollars of Ch$ 97,818 million, and a fall in the exchange rate relating to these of Ch$ 32,825 million. The above is compensated in Endesa Chile by the effects of derivatives and bonds in U.F. for Ch$ 4,672 million and Ch$ 4,223 million respectively. Foreign subsidiaries also report repayments of bank loans and obligations for approximately Ch$ 47,823 million, offset by the drawing of new obligations of approximately Ch$ 29,704 million. Emgesa shows a positive Ch$ 35,304 million from currency translation.

Equity increased by Ch$ 174,422 million with respect to December 2009. The controllers' equity increased by Ch$ 210,503 million which is mainly explained by the result for the period of Ch$ 351,525 million. This was offset by the provision of the minimum dividend of Ch$ 105,457 million and the reduction in the translation reserve of Ch$ 3.881 million.

Minority interest declined by Ch$ 36,081 million due to the net translation effects and the minorities' result.

DEBT MATURITY WITH THIRD PARTIES

Table 5
(Million US$)	2010	2011	2012	2013	2014	2015	Balance	TOTAL
Chile	35.2	79.3	44.4	421.0	178.6	221.3	1,136.3	2,116.2
Endesa Chile (*)	35.2	79.3	44.4	421.0	178.6	221.3	1,136.3	2,116.2
Argentina	51.0	120.0	38.1	24.7	42.5	13.5	-	289.7
Costanera	35.2	56.6	26.0	24.7	42.5	13.5	-	198.4
Chocón	15.5	63.4	12.1	-	-	-	-	91.1
Hidroinvest	0.3	-	-	-	-	-	-	0.3
Peru	31.7	59.1	70.0	49.5	48.4	32.4	158.2	449.3
Edegel	31.7	59.1	70.0	49.5	48.4	32.4	158.2	449.3
Colombia	88.8	133.2	169.2	-	78.6	138.7	384.7	993.2
Emgesa	88.8	133.2	169.2	-	78.6	138.7	384.7	993.2
TOTAL	206.7	391.6	321.7	495.2	348.2	405.9	1,679.2	3,848.5

Table 5.1
(Million Ch$)	2010	2011	2012	2013	2014	2015	Balance	TOTAL
Chile	17,029.1	38,373.5	21,481.5	203,611.4	86,399.9	107,023.3	549,588.4	1,023,507.0
Endesa Chile (*)	17,029.1	38,373.5	21,481.5	203,611.4	86,399.9	107,023.3	549,588.4	1,023,507.0
Argentina	24,674.5	58,016.1	18,414.5	11,923.0	20,541.3	6,535.4	-	140,105.0
Costanera	17,027.7	27,353.1	12,552.3	11,923.0	20,541.3	6,535.4	-	95,932.9
Chocón	7,513.8	30,663.1	5,862.3	-	-	-	-	44,039.1
Hidroinvest	133.0	-	-	-	-	-	-	133.0
Peru	15,325.9	28,581.3	33,838.0	23,960.0	23,424.8	15,685.7	76,503.2	217,318.9
Edegel	15,325.9	28,581.3	33,838.0	23,960.0	23,424.8	15,685.7	76,503.2	217,318.9
Colombia	42,938.6	64,407.9	81,854.2	-	38,016.8	67,091.6	186,069.2	480,378.4
Emgesa	42,938.6	64,407.9	81,854.2	-	38,016.8	67,091.6	186,069.2	480,378.4
TOTAL	99,968.1	189,379.0	155,588.2	239,494.4	168,382.9	196,336.0	812,160.8	1,861,309.3

(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón

PRESS RELEASE 9M 2010

EVOLUTION OF KEY FINANCIAL RATIOS

Table 6
Indicator	Unit	FY2009	3Q10	Var FY2009-3Q10	Chg %
Liquidity	Times	0.96	0.93	(0.03)	(3.1% )
Acid ratio test *	Times	0.91	0.86	(0.05)	(5.5% )
Working capital	Million Ch$	(38,740)	(47,530)	(8,790)	(22.7% )
Working capital	Thousand US$	(80,100)	(98,274)	(18,174)	(22.7% )
Leverage **	Times	1.09	0.90	(0.19)	(17.4% )
Short-term debt	%	30.5	25.9	(4.66)	(15.3% )
Long-term debt	%	69.5	74.1	4.66	6.7%
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 6.1
Indicator	Unit	3Q09	3Q10	Var 3Q09-3Q10	Chg %
Financial expenses coverage*	Times	6.32	7.87	1.55	24.5%
Op. income / Op. rev.	%	44.11	34.40	(9.71)	(22.0% )
ROE **	%	34.05%	21.75%	(12.3% )	(36.1% )
ROA **	%	12.69%	9.81%	(2.9% )	(22.7% )
* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Annualized figures

Liquidity index as of September 30th, 2010 was 0.93 times, a 3.1% decrease compared to December 2009. Thus, this level shows the Company’s solid liquidity position, meeting its obligations with banks and financing its investments with cash surpluses and having a satisfactory debt repayment schedule.

The acid test ratio is 0.86 times, a 5.5% decrease over December 2009, basically explained by the reduction in cash and cash equivalents, and the higher accounts payable to related companies.

Leverage ratio was 0.90 as of September 2010, reflecting a 17.4% decrease over December 2009.

PRESS RELEASE 9M 2010

CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS

Table 7
CASH FLOW	(Million Ch$)				(Thousand US$)
	3Q09	3Q10	Var 3Q09-3Q10	Chg %	3Q10

Net Income	624,085	463,434	(160,651)	(25.7%)	890,944

Adjustments to Reconcile to Operating Income
Taxes Payable	143,438	148,961	5,523	3.9%	286,375
Decrease (increse) in inventories	(8,947)	(3,750)	5,197	58.1%	(7,210)
Decrease (increase) in trade accounts receivable	(9,344)	(121,026)	(111,682)	(1195.2% )	(232,672)
Decrease (increase) in other operating accounts receivable	(23,664)	(7,705)	15,958	67.4%	(14,814)
Decrease (increase) in trade accounts payable	(135,720)	(75,292)	60,428	44.5%	(144,748)
Decrease (increase) in other operating accounts payable	124,471	108,440	(16,031)	(12.9% )	208,475
Depreciation and amortization	146,626	151,052	4,426	3.0%	290,395
Impairment losses	-	307	307		590
Provisions	1,512	386	(1,127)	(74.5% )	741
Unrealized foreign currency exchange differences	24,310	(11,691)	(36,001)	(148.1% )	(22,476)
Minority interest	(69,495)	(67,543)	1,952	2.8%	(129,850)
Other non-cash	40,179	129,873	89,695	223.2%	249,679
Other Adjustments	-	-	-		-
Total adjustments to Reconcile to Operating Income	233,366	252,010	18,645	8.0%	484,486
Dividends paid	-	-	-		-
Payments of interest	-	-	-		-
Income tax proceeds (payments)	(137,406)	(249,110)	(111,704)	(81.3% )	(478,911)
Other inflows (outflows)	-	-	-		-

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	720,044	466,334	(253,711)	(35.2%)	896,520

Net Cash Flows provided by (used in) Investing Activities
Loans to related companies	(6,603)	(15)	6,588	99.8%	(29)
Proceeds from sales of property, plant and equipment	2,652	1,338	(1,314)	(49.5% )	2,573
Purchase of property, plant and equipment	(235,739)	(176,150)	59,589	25.3%	(338,646)
Acquisitions of intangible assets	(801)	(578)	223	27.8%	(1,112)
Acquisitions of other long-term assets	-	-	-		-
Proceeds from prepayments reimbursed and third party loans	-	-	-		-
Proceeds from dividends	13,642	49,670	36,027	264.1%	95,489
Proceeds from interest received	2,444	1,124	(1,320)	(54.0% )	2,160
Other investment proceeds (disbursements)	17,559	(2,999)	(20,558)	(117.1% )	(5,765)
NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	(206,845)	(127,610)	79,235	38.3%	(245,329)

Cash Flows provided by (used in) Financing Activities
Long-term loans obtained	333,807	96,615	(237,192)	(71.1% )	185,741
Proceeds from loans from related companies	11,436	8,505	(2,931)	(25.6% )	16,350
Payments of loans	(585,218)	(324,972)	260,245	44.5%	(624,755)
Repayments of liabilities for financial leases	(2,928)	(19,508)	(16,580)	(566.3% )	(37,504)
Payments on loans from related companies	(48,098)	-	48,098	(100.0% )	-
Dividends paid	(206,801)	(260,568)	(53,768)	(26.0% )	(500,939)
Payments of interest	(90,539)	(102,142)	(11,602)	(12.8% )	(196,366)
Other financing proceeds (payments)	-	(91,534)	(91,534)		(175,974)
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(588,340)	(693,605)	(105,265)	(17.9%)	(1,333,446)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS BEFORE
EFFECTS OF FOREIGN EXCHANGE RATE VARIATIONS	(75,141)	(354,881)	(279,740)	(372.3%)	(682,254)

Effects of foreign exchange rate variations on cash and cash equivalents	(16,501)	10,069	26,571	161.0%	19,358
Net Increase (Decrease) in Cash and Cash Equivalents	(91,643)	(344,812)	(253,169)	(276.3%)	(662,896)
Beginning balance of cash and cash equivalents	719,218	446,438	(272,780)	(37.9% )	858,271
Ending Balance of Cash and Cash Equivalents	627,575	101,626	(525,949)	(83.8%)	195,375

PRESS RELEASE 9M 2010

The company generated a negative cash flow of Ch$ 354,881 million in the period, which can be broken down as follows:

Operating activities generated a positive cash flow of Ch$ 466,334 million, representing a 35.2% decrease over September 2009. This flow mainly comprises the net income for the period of Ch$ 463,434 million.

Investing activities generated a negative flow of Ch$ 127,610 million, mainly due to acquisitions of property, plant and equipment for Ch$ 176,150 million.

Financing activities generated a negative flow of Ch$ 693,605 million. This was mainly generated by loan repayments for Ch$ 324,972 million, interest payments for Ch$ 102,142 million and dividends paid for Ch$ 260,568 million.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE

Table 8
Cash Flow
(Thousand US$)	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
	3Q09	3Q10	3Q09	3Q10	3Q09	3Q10	3Q09	3Q10	3Q09	3Q10
Argentina	367.6	207.3	-	8,663.3	-	-	-	-	- 367.6	8,870.6
Peru	-	-	13,871.0	27,469.0	-	-	-	-	- 13,871.0	27,469.0
Brazil	-	-	30,618.6	149,667.1	-	-	-	-	- 30,618.6	149,667.1
Colombia	-	-	30,203.5	84,623.3	-	59,462.9	-	-	- 30,203.5	144,086.2
Total	367.6	207.3	74,693.1	270,422.7	-	59,462.9	-	-	- 75,060.7	330,092.9

CAPEX AND DEPRECIATION

Table 9
	Payments for Additions of Fixed Assets			Depreciation
	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	3Q09	3Q10	3Q10	3Q09	3Q10	3Q10
Endesa Chile	154,658	127,194	244,529	44,449	44,488	85,528
Endesa Eco	43,072	16,358	31,447	1,097	4,422	8,502
Pehuenche	372	216	415	9,134	9,146	17,583
San Isidro	2,561	1,923	3,698	6,550	6,559	12,610
Pangue	591	209	401	3,282	3,308	6,360
Celta	3,784	1,971	3,788	2,031	1,982	3,810
Enigesa	295	94	180	74	143	274
Ingendesa	134	90	173	161	131	252
Easa	14,956	8,600	16,534	17,082	13,737	26,409
Emgesa	10,343	8,089	15,551	26,699	30,453	58,545
Generandes Perú	5,947	6,570	12,631	28,386	29,186	56,109
Transquillota	2,129	-	-	239	239	460
HidroAysén	9,690	3,227	6,204	37	37	71
Gas Atacama	1,279	3,018	5,802	4,832	4,405	8,469
Total	235,739	176,150	338,646	144,052	148,127	284,773

PRESS RELEASE 9M 2010

ARGENTINA

Operating income in Argentina to September 30, 2010 amounted to Ch$ 34,187 million, exceeding the previous year by 6.7%, mainly due to less depreciation and amortization of Ch$ 3,345 million. The EBITDA of the operations in Argentina were Ch$ 47,923 million, 2.5% down on the same period of the year before due to a 34.1%, or Ch$ 54,742 million, increase in fuel costs, which more than compensated the 18.9% increase, or Ch$ 46,996 million, in energy-sales revenues.

The effect of converting the financial statements from Argentina pesos to Chilean pesos in both periods produced a 13.7% decrease of the results in Chilean pesos in September 2010.

ENDESA COSTANERA

The operating income of Costanera reached Ch$ 7,713 million as of September 2010, increasing by 74.4% compared to September 2009. This result is mainly explained by a reduction in depreciation and amortization of Ch$ 3,098 million, and the lower other fixed costs of Ch$ 916 million. Sales revenues rose by 25.3%, despite the 11.7% decrease in physical sales, which was explained by a 41% increase in the company’s average energy sale price. The increase in procurement and services costs of Ch$ 51,751 million more than compensated the higher revenues obtained, mainly due to a 34.1% increase in fuel costs.

Table 10
Endesa Costanera		Million Ch$			Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	201,586	252,614	51,028	25.3%	485,647
Procurement and Services	(169,174)	(220,925)	(51,751)	(30.6% )	(424,725)
Contribution Margin	32,412	31,689	(723)	(2.2% )	60,922
Other Costs	(13,513)	(12,596)	916	6.8%	(24,216)
Gross Operating Income (EBITDA)	18,899	19,093	194	1.0%	36,706
Depreciation and Amortization	(14,477)	(11,380)	3,098	21.4%	(21,877)
Operating Income	4,422	7,713	3,291	74.4%	14,829
Figures may differ from those accounted under Argentine GAAP.

Table 10.1

Endesa Costanera	3Q09	3Q10	Var 3Q09-3Q10	Chg%
GWh Produced	6,715	5,910	(805)	(12.0% )
GWh Sold	6,745	5,957	(788)	(11.7% )
Market Share	8.6%	7.2%	(1.4) pp.

PRESS RELEASE 9M 2010

EL CHOCÓN

El Chocón showed a generation level 8.9% below the year before due to reduced hydraulic availability as a result of the reservoir-operation controls limiting levels per basin. Operating income was therefore reduced by 4.1% and EBITDA declined by 4.5% explained by Ch$ 2,429 million of lower revenues from physical sales, partially compensated by the reduction of Ch$ 886 million in procurement and services costs.

Table 11
El Chocón		Million Ch$			Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	47,810	45,381	(2,429)	(5.1% )	87,245
Procurement and Services	(13,726)	(12,840)	886	6.5%	(24,684)
Contribution Margin	34,084	32,541	(1,543)	(4.5% )	62,560
Other Costs	(3,810)	(3,642)	169	4.4%	(7,001)
Gross Operating Income (EBITDA)	30,274	28,900	(1,374)	(4.5%)	55,559
Depreciation and Amortization	(2,604)	(2,357)	247	9.5%	(4,532)
Operating Income	27,670	26,543	(1,127)	(4.1%)	51,028
Figures may differ from those accounted under Argentine GAAP.

Table 11.1
El Chocón	3Q09	3Q10	Var 3Q09-3Q10	Chg%
GWh Produced	2,628	2,395	(233)	(8.9% )
GWh Sold	2,904	2,646	(257)	(8.9% )
Market Share	3.7%	3.2%	(0.5) pp.

Market risk analysis

  Hydrological risk: The El Chocón reservoir ended September with a level of 376.3 msnm (meters above sea level), (equivalent to 1,182 GWh stored), which is less than the 378.9 msnm at the end of September 2009. Flows in the Comahue basin were around 62% of the historic average for the July-September period. CAMMESA continues with its policy of preserving hydraulic reserves for next summer, so the requirements for generation with gas oil have been maximized. Hydroelectric generation therefore has been lower than in the same period of the previous year, and generation using liquid fuels and gas has risen.

  Changes in energy demand: Demand in the first nine months of 2010 was 82,987 GWh, which represents agrowth of 5.7 % compared to the same period of 2009 (78,534 GWh).

  ANEEL in Brazil formalized in July 2010 the regulations for the export of energy to Uruguay and Argentina. Under these rules, the volume of energy to be delivered to these two countries cannot exceed 2,100 MW and the export of energy can only be made if the domestic supplies in Brazil were not threatened. The total energy imported from Brazil to September 30, 2010 was 1,183 GWh.

Investments

  In Argentina, Endesa Chile, through its subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S. A., has made between 2004 and 2007 investments in the FONINVEMEM, which meant 21% shareholding in  Termoeléctrica Manuel Belgrano S.A. and Termoeléctrica José de San Martín S.A., corresponding to two 800 MW combined-cycle plants each. Both plants started operating in open cycle during 2008. The closing of the cycles (combined-cycle operation) took place at the beginning of this year. Therefore, both companies started recovering their contribution with the cash flows generated by the projects under the sale contract signed with CAMMESA.

PRESS RELEASE 9M 2010

CHILE

Operating income in Chile decreased to Ch$ 354,183 million as of September 2010, mainly explained by the performance of the generation business, which in turn recorded Ch$ 349,900 million, 34.3% below the level for the same period of 2009. Physical sales remained in line, although average prices expressed in pesos fell by approximately 9.3%. This is explained by the fall in sales on the spot market due to reduced hydrology, partially compensated by higher sales to un-regulated and regulated customers which showed a recovery in demand to remain at an aggregate level in line with that at September 2009.

The reduced operating result was also affected by a 20.8% increase in procurement and service costs, mainly explained by larger purchases of energy and increased transport costs. This led Chile's EBITDA, or gross operating margin, to reach Ch$ 424,465 million for the nine months to September 2010, compared to Ch$ 604,466 million as of September 2009.

Table 12
Chilean Electricity Business	Million Ch$				Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	1,070,213	984,721	(85,491)	(8.0% )	1,893,112
Procurement and Services	(414,345)	(500,645)	(86,300)	(20.8% )	(962,482)
Contribution Margin	655,868	484,076	(171,792)	(26.2% )	930,630
Other Costs	(51,402)	(59,612)	(8,209)	(16.0% )	(114,602)
Gross Operating Income (EBITDA)	604,466	424,465	(180,001)	(29.8%)	816,028
Depreciation and Amortization	(71,887)	(74,565)	(2,678)	(3.7% )	(143,351)
Operating Income	532,578	349,900	(182,679)	(34.3%)	672,677

Table 12.1
Chilean Electricity Business	3Q09	3Q10	Var 3Q09-3Q10	Chg%
GWh Produced	16,068	15,431	(637)	(4.0% )
GWh Sold	16,071	16,005	(66)	(0.4% )
Market Share	40.6%	39.6%	(1.1) pp.

Most important changes in the market

  The National Energy Commission (CNE) issued its final node prices technical report. The price for the Alto Jahuel 220 kV bar in dollar terms was 10.2% higher than the indexation of August, reaching US$ 96.3 per MWh in energy (monomic of US$ 113.1 per MWh). For the SING, the Crucero 220 kV bar price rose by only 0.8% compared to the April price-setting, to US$ 88.9 per MWh in energy (monomic of US$ 102.8 per MWh). This new setting defines a new price ceiling for distributors' auctions of US$ 143.04 per MWh monomic (US$ 126.67 per MWh in energy).

  In the case of the SING, the average theoretical price in Crucero 220 kV was US$ 84.51 per MWh and Ch$ 43.04 per kWh, representing a reduction of 8% in dollars and 10.4% in pesos respectively, compared to the theoretical values of the final setting of April 2010.

  Variations in energy sales: energy sales in Chile (SIC + SING) for the first nine months of 2010 were 40,443 GWh, the equivalent of a 2.3% increase over the same period of 2009 (39,541 GWh). The SIC rose by 3.1% and the SING declined by 0.1%.

  The Official Gazette published on September 11 the creation of the Superintendency of the Environment. This entity will be responsible for controlling and sanctioning compliance with environmental qualification resolutions, measures of the environmental prevention and decontamination plans, the contents of environmental quality and emission standards, etc. This is subject to the ratification of the Congress to the law creating the environmental tribunals.

PRESS RELEASE 9M 2010

  On September 13, the committee of ministers began to meet to study a new zoning to avoid the development of projects in protection areas.

Market risk analysis

  In October 1, 2010, the reservoir levels accumulated 2,814 GWh of equivalent energy (approximately 36% less than the level at October 1, 2009, the equivalent of 1,568 GWh). Thus, the hydrological year April to September 2010 was a dry year.

Investments

Endesa Chile is currently constructing two projects and studying a series of other projects in Latin America, which are in different stages of development.

  In Chile, the Bocamina II project, currently under construction, is located in Coronel, Bío Bío Region. This region was severely affected by the earthquake of February 27, 2010, and the start-up of the Bocamina II plant, originally planned for December 2010, will therefore be postponed. The severity of the earthquake caused problems in the works fronts and the need of a detailed inspection to evaluate the impacts on the works, principally the boiler, the  traveling crane in the turbine building and the siphon works. According to the schedule presented by the EPC Contractor, Endesa Chile's best estimate at present of a start-up date for entering commercial operations is the end of 2011.

  Among the projects that Endesa Chile is studying is the HidroAysén project, currently in the environmental impact study, which is being developed through the company Centrales Hidroeléctricas de Aysén S.A. The project consists of the construction of a 2,750 MW hydroelectric complex, whose average generation would reach 18,430 GWh/year. Endesa Chile holds 51% of the share capital of the company and Colbún S. A. holds the remaining 49%. With respect to progress in the environmental qualification process, the National Environmental Commission (CONAMA) on June 21 authorized an extension of the term for the submission of Addendum 2 to the Environmental Impact Assessment, containing responses until October 29, 2010 integrated to the second series of observations made on January 18, 2010.

PRESS RELEASE 9M 2010

COLOMBIA

EMGESA

The operating income of our business in Colombia was Ch$ 193,008 million as of the end of September 2010, 3.1% lower than in the first nine months of 2009. The main factor was an increase of Ch$ 4,156 million in depreciation and amortization, mainly explained by the accounting of higher investments that increased its comparison base.

EBITDA, or gross operating income, fell by 0.9% at the end of September 2010 to Ch$ 224,295 million, mainly explained by an increase in other fixed operating costs of Ch$ 2,604 million.

In commercial terms, physical sales declined by 1,590 GWh (12.4%), which was more than compensated by a 18.9% rise in the average sale price following the greater thermal production due to the low hydrology at the beginning of this year, positively affecting revenues which rose by Ch$ 15,430 million (4.1%). This effect was partially reduced by higher procurement and service costs of Ch$ 14,239 million (11.3%), influenced mainly by higher fuel consumption for the thermal generation of Ch$ 9,638 million. This was due to a less efficient production mix because of the low hydrology at the start of the year as a result of the El Niño phenomenon, which impact has been partially mitigated in the second half of the year. This situation led to an increase in thermal production, replacing hydroelectric dispatch which fell by 1,684 GWh (17.9%), comparing both periods.

The effect of translating the financial statements from the Colombian peso to the Chilean peso in both periods produces an increase in Chilean pesos of 5.7% to September 2010, compared to September 2009.

Table 13
Emgesa		Million Ch$			Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	374,771	390,201	15,430	4.1%	750,155
Procurement and Services	(126,407)	(140,646)	(14,239)	(11.3% )	(270,391)
Contribution Margin	248,364	249,554	1,191	0.5%	479,765
Other Costs	(22,100)	(25,259)	(3,160)	(14.3% )	(48,561)
Gross Operating Income (EBITDA)	226,264	224,295	(1,969)	(0.9%)	431,204
Depreciation and Amortization	(27,130)	(31,286)	(4,156)	(15.3% )	(60,148)
Operating Income	199,133	193,008	(6,125)	(3.1%)	371,056
Figures may differ from those accounted under Colombian GAAP.

Table 13.1
Emgesa	3Q09	3Q10	Var 3Q09-3Q10	Chg%
GWh Produced	9,922	8,519	(1,403)	(14.1% )
GWh Sold	12,790	11,200	(1,590)	(12.4% )
Market Share	21.1%	18.3%	(2.8) pp.

Market risk analysis

  Hydrological Risk: The contributions of the SIN in the period January-September were 95% with respect to the historic average (normal condition); those of Guavio were 73% (dry condition) and those of Betania were 76% (normal condition). Regarding the level of the most significant reservoir for Endesa (Guavio), this was at 68% of maximum capacity at September 30, 2010, equivalent to 1,436 GWh.

  Variation in energy demand: the accumulated demand from January 1 to September 30, 2010 was 42,005 GWh, a 3.5% increase over the same period of 2009 (40,593 GWh).

PRESS RELEASE 9M 2010

Investments

In Colombia, following the conclusion of the Assignment of Firm Energy process for the projects to start operating between December 2014 and November 2019, the Colombian Ministry of Mines and Energy chose Emgesa's El Quimbo hydroelectric project, with a capacity of 400 MW and an obligation for energy supply of up to 1,650 GWh/ year. This 20-year term contract starts on December 2014. On September 20 Emgesa was finally notified of the administrative act enacted by the Ministry of Environment, Housing and Land Development, which reviewed the environmental license in order to adjust the environmental compensations established for the project. On September 22, Emgesa granted the final consent of El Quimbo project, the contract of the most important civil works, its financing and the tax stability contract. The start up of the works was announced for October this year.

PERU

EDEGEL

Operating income of Peru was Ch$ 54,849 million as of September 2010, mainly explained by the performance of its generation subsidiary Edegel, which recorded Ch$ 54,986 million, a reduction of 7.0% with respect to September 2009. This is mainly explained by a rise of Ch$ 5,145 million in energy purchase to supply distribution companies, mainly reflecting the absence of the reversal of non-recurring provisions for energy purchases for distributor customers without contracts which were booked in the period to September 2009 and, to a lesser degree, greater physical purchases at higher average prices, made to meet the increase of 170 GWh (2.7%) in physical sales. In addition, there were higher costs of fuel of Ch$ 3,965 due to the increased thermal dispatch in the period.

The effect of translating the financial statements from the Peruvian sol to the Chilean peso in both periods produces a reduction in Chilean pesos of 1.8% to September 2010, compared to September 2009.

Table 14
Edegel		Million Ch$			Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	159,865	161,205	1,340	0.8%	309,913
Procurement and Services	(49,853)	(60,798)	(10,944)	(22.0% )	(116,882)
Contribution Margin	110,012	100,407	(9,605)	(8.7% )	193,031
Other Costs	(22,371)	(16,077)	6,294	28.1%	(30,908)
Gross Operating Income (EBITDA)	87,641	84,330	(3,311)	(3.8%)	162,123
Depreciation and Amortization	(28,543)	(29,344)	(801)	(2.8% )	(56,413)
Operating Income	59,098	54,986	(4,112)	(7.0%)	105,709
Figures may differ from those accounted under Peruvian GAAP.

Table 14.1
Edegel	3Q09	3Q10	Var 3Q09-3Q10	Chg%
GWh Produced	6,029	6,229	200	3.3%
GWh Sold	6,179	6,349	169	2.7%
Market Share	30.6%	29.0%	(1.6) pp.

PRESS RELEASE 9M 2010

Most important changes in the market

  On July 19, Edegel submitted a bid in the fourteenth public tender for contracting a firm and interruptible transport service for gas from Camisea, called by TGP. On August 4, Edegel was awarded a transport contract for 0.49 Mm3/day.

Market risk analysis

  Hydrological risk: the total volume stored in the lakes and reservoirs of Edegel at the end of September 2010 was approximately 187.7 MMm3, which represents 66% of total capacity (1% less than the level on the same date in 2009). Between January and September, the Rimac basin flows were 114% of average (normal wet condition). The rivers Tulumayo and Tarma maintained flows of 108% (normal-wet condition) and 99% (normal condition) respectively above average.

  Variation in energy demand: the accumulated demand as of September 2010 was 21,914 GWh, 8.4% higher with respect to the same period of 2009 (20,211.9 GWh).

  Changes in system energy sales: Estimated sales for the year to September 30, 2010 were 21,914 GWh which represents a growth of 8.5% compared to the same period of 2009 (20,203 GWh).

MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE

Endesa Chile is exposed to certain risks that are managed by applying identification, measurement, dispersion and supervision systems.

The following are the most important of the Company’s basic principles:

  To comply with the rules of good corporate governance.

  To comply strictly with all Endesa Chile's regulations.

Each business and corporate area defines:

  The markets and products in which they can operate based on their knowledge and sufficient abilities to ensure an effective risk management.

  Criteria about counterparties.

  Authorized operators.

The businesses and corporate areas establish for each market in which they operate, their exposure to risk in line with the defined strategy.

All business operations and corporate areas are carried out within the limits approved by the corresponding internal entities.

The businesses, corporate areas, lines of business and companies establish the necessary risk-management controls for ensuring that transactions on the markets are carried out in accordance with the policies, regulations and procedures of Endesa Chile.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a variable interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

PRESS RELEASE 9M 2010

The purpose of interest-rate risk management is to balance the debt structure in order to minimize the cost of the debt with a reduced volatility in the statement of results.

Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total net debt was 60% as of September 2010 on a consolidated basis.

Depending on the Endesa Chile's forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate this risk. The instruments currently used for following this policy are interest-rate swaps that convert variable into fixed rates.

The financial debt structure of the Endesa Chile Group, by fixed, hedged and variable interest rates, using derivative contracts, is as follows:

	FY2009	3Q2010
	%	%
Fixed Interest Rate	46%	60%
Protected Interest Rate	1%	--
Variable Interest Rate	53%	40%
Total	100%	100%

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: foreign currency debts contracted by Endesa Chile's subsidiaries and affiliate companies, payments made on international markets for the acquisition of projects related materials, revenues directly linked to the evolution of the dollar, and cash flows from subsidiaries to headquarters in Chile.

In order to mitigate exchange rate risks, Endesa Chile's exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to dollar and the asset and liability levels in such currency. The objective is to minimize the exposure of cash flows to the risk of exchange-rate fluctuations. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Endesa Chile is exposed to the price fluctuation risk on some commodities, basically of fuel purchases for the electricity generation and also of energy trading transactions in the local markets.

Looking forward to reduce risks of extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with its firm energy capacity of its generating power plants in a dry condition, and includes risk mitigation clauses in some contracts with non-regulated customers.

Liquidity Risk

Endesa Chile's liquidity policy consists on contracting long term committed credit facilities and short term financial investments, for the amounts needed to support future estimated needs according to the period with the situation and the expectations of debt and capital markets.

As of September 30, 2010, Endesa Chile's liquidity (cash and cash equivalents) was Ch$ 101,626 million, and Ch$ 147,946 million in long term committed credit facilities. As of December 31, 2009, the company’s liquidity was Ch$ 446,438 million in cash and cash equivalents and Ch$ 253,103 million in long term committed credit facilities.

PRESS RELEASE 9M 2010

Credit Risk

  Commercial account receivables

Regarding the credit risk on accounts receivable from commercial activities, this risk is historically very low because the short term in which customers have to pay limits the accumulation of very significant individual amounts.

In some countries it is possible to cut off the supply in the event of non-payment, and almost all the contracts state that payment default is a cause for termination of the contract. The credit risk is therefore monitored constantly and the maximum amounts exposed to payment risk (which are limited as stated above) are measured.

  Financial assets

Investments of cash surpluses are made with first-class national and foreign financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, we considered those having at least 2 investment grade ratings from among the 3 principal international credit-rating agencies (Moodys, S&P and Fitch).

Placements are backed with treasury bonds of the countries where it operates and/or paper issued by top-line banks, giving priority to the former whenever possible and on market conditions.
The contracting of derivatives is carried out with highly-solvent entities, resulting in around 90% of transactions being with entities whose rating is A or above.

Risk Measurement

Endesa Chile prepares a measurement of the Value at Risk of its positions in debt and financial derivatives in order to ensure that the risk assumed by the Company remains consistent with the risk exposure defined by the management, thus controlling volatility in the statement of results.

The positions portfolio included for the calculations of the present Value at Risk comprises debt and financial derivatives.

The Value at Risk calculated represents the possible loss of value of the portfolio of positions described above in the term of one day with 95% confidence. For this, a study has been made of the volatility of the risk variables that affect the value of the portfolio of positions, including:

  US dollar Libor interest rate.

  In case of debt, considering the different currencies in which our companies operate, the usual local banking-practice indices.

  The exchange rates of the different currencies implied in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (at one day) of market values (both spot and at term) of the risk variables, using the Monte-Carlo methodology. The number of scenarios generated ensures compliance with the simulation's convergence criteria. For the simulation of future price scenarios, the matrix of volatilities and correlations has been applied between the different risk variables calculated based on the historic logarithmic returns of the price.

PRESS RELEASE 9M 2010

Once the price scenarios are generated, the fair value of the portfolio is calculated for each of the scenarios, obtaining a range of possible values at one day. The Value at Risk at one day with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different debt and financial derivative positions included in the calculation has been made consistently with the calculation methodology of the economic capital reported to the management.

Taking into account the above-described hypotheses, the Value at Risk of the above-mentioned positions, shown by type of position, is shown in the following table:

Financial position	FY2009	3Q2010
	M$	M$
Interest Rate	16,308,634	19,939,168
Exchange Rate	734,415	320,212
Correlation	(813,296)	2,121,002
Total	16,229,753	22,380,382

Other Risks

Part of Endesa Chile's debt is subject to cross default provisions. If certain defaults in debt of specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile. Additionally, under certain scenarios, debts at the holding company level could be accelerated.

Non-payment, after any applicable grace period, of Endesa Chile debts, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of US$ 50 million dollars (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million dollars, could give rise to a cross default of two bank revolving debt facilities at Endesa Chile. Furthermore, these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

On the other hand, non-payment, after any applicable grace period, for any debt of Endesa Chile and its subsidiaries, with a principal amount exceeding US$ 30 million could lead to a mandatory prepayment of its Yankee Bonds.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from credit rating agencies could trigger prepayments. However, a variation in the risk rating of the foreign currency debt by Standard & Poor's may trigger a change in the applicable margin to determine the interest rate of the syndicated loans signed in 2004 and 2006.

PRESS RELEASE 9M 2010

SUSTAINABILITY AND THE ENVIRONMENT

Endesa Chile's 2009 Sustainability Report was published in April on its web site and distributed by magnetic means at the ordinary shareholders meeting and to its main stakeholders. The report received the highest rating of the Global Reporting Initiative (A+).

During the first half of 2010, stakeholders charting pilot workshops were held by plant types: hydraulic, thermal and wind, within the framework of the Company’s stakeholder engagement strategy. With the results obtained at these workshops, a relationship strategy is being developed focused on the key stakeholders at the power plant level.

A corporate sustainable development program was conducted in Endesa Chile, which involved visits to all the Company’s generation plants in Chile, by a team composed of representatives of the environment and corporate sustainable development (CSD), communications and human resources areas, in order to present the Company’s strategies to field workers in these areas and to hear their related concerns and requirements. This visit program ended with a meeting at the corporate office with the personnel of Santiago, afterwards all the concerns gathered during the visits were collated and an analysis document was prepared.

The 2010-2015 strategic planning of Fundación Pehuén is being carried out, which seeks to establish an action plan for the foundation regarding new challenges, including local commitment, as established in Endesa Chile's sustainability plan 2009-2012.

The second version of the Corporate Sustainable Development (CSD) Training Guide was published, for all of Endesa Chile's personnel and stakeholders, for whom it might be useful as an CSD training and learning material.

Fundación Pehuén and Endesa Eco s annual reports were prepared, which were distributed to their respective stakeholders.

The 10th Latin American Environmental Meeting (X ELMA) was held on July 6 and 7 in Buenos Aires, Argentina, involving representatives from Endesa SA, Endesa Chile, Chilectra and from South American generation subsidiaries.

The 2010 Environmental Training Guide was published, which will be distributed among the Company’s personnel in Latin America and in Endesa Chile's web site.

Endesa Chile's Chilean Environmental Report 2009 was prepared, and then published in August on the Company’s web site.

PRESS RELEASE 9M 2010

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following can be mentioned with respect to the assets of major importance:

The property, plant and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation and impairment losses suffered. Properties, Plant and Equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium of the cost of acquisition over the Group's participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any deterioration has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for deterioration (see Note 3.c of the Financial Statements).

Throughout the period, and fundamentally on its closing, an evaluation is made to ensure that there is no indication that some asset might have suffered a loss for deterioration. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the effective generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows. As a result of this evaluation, it was determined that there is no deterioration related to the acquired businesses, except in the case of our jointly-controlled company Gas Atacama Holding Ltda., whose impairment test made in 2007 determined that the recoverable value of the assets was below their book value, making an investment provision on that date.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the financial statements.

PRESS RELEASE 9M 2010

OPERATING INCOME BY SUBSIDIARY

Summary of operating revenues, operating costs (including other costs) and operating income of every Endesa Chile's subsidiary, as of September 2009 and 2010 is detailed as follows:

Table 15

		3Q09			3Q10
Million Ch$	Operating	Operating Costs	Operating	Operating	Operating Costs	Operating
	Revenues		Income	Revenues		Income
Costanera	201,586	(197,164)	4,422	252,614	(244,901)	7,713
Chocón	47,810	(20,140)	27,670	45,381	(18,839)	26,543
Edegel	159,865	(100,767)	59,098	161,205	(106,219)	54,986
Emgesa	374,771	(175,637)	199,133	390,201	(197,192)	193,008
Endesa Chile and Chilean subsidiaries	1,095,791	(557,305)	538,486	1,000,554	(646,371)	354,183
Investment Vehicles	(96)	228	132	(29)	(177)	(206)
Consolidation Foreign Subsidiaries Adjustments	(674)	674	-	(665)	665	-
Total Consolidation	1,879,052	(1,050,111)	828,941	1,849,260	(1,213,033)	636,227

Table 15.1

		3Q10
Thousand US$	Operating	Operating	Operating
	Revenues	Costs	Income
Costanera	485,647	(470,818)	14,829
Chocón	87,245	(36,217)	51,028
Edegel	309,913	(204,204)	105,709
Emgesa	750,155	(379,099)	371,056
Endesa Chile and Chilean subsidiaries	1,923,550	(1,242,639)	680,911
Investment Vehicles	(56)	(340)	(396)
Consolidation Foreign Subsidiaries Adjustments	(1,279)	1,279	-
Total Consolidation	3,555,175	(2,332,039)	1,223,137

Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

PRESS RELEASE 9M 2010

BUSINESS INFORMATION OF CHILEAN OPERATIONS

MAIN OPERATING FIGURES IN GWH

Table 16
	Endesa and Non-
	Registered		EndesaSIC	EndesaSING	Total Chile
3Q10 (GWh)	Subsidiaries	Pehuenche	Consolidated	Consolidated	Consolidated
Total generation	11,664.7	1,982.6	13,647.3	1,783.9	15,431.2
Hydro generation	6,968.5	1,982.6	8,951.2	-	8,951.2
Thermo generation	4,635.6	-	4,635.6	1,783.9	6,419.5
Wind generation	60.5	-	60.5	-	60.5
Purchases	5,022.6	9.6	521.9	418.4	940.3
Purchases to related companies	4,510.3	-	4,510.3	-	4,510.3
Purchases to other generators	97.1	9.6	106.7	-	106.7
Purchases at spot	415.2	-	415.2	418.4	833.6
Transmission losses, pump and other consumption	273.3	9.1	282.4	84.6	367.0
Total electricity sales	16,413.9	1,983.1	13,886.8	2,117.7	16,004.5
Sales at regulated prices	9,646.8	-	9,646.8	-	9,646.8
Sales at unregulated prices	3,044.9	188.0	3,232.9	2,049.8	5,282.7
Sales at spot marginal cost	590.5	416.6	1,007.1	67.9	1,075.0
Sales to related companies generators	3,131.7	1,378.5	4,510.2	-	4,510.2
TOTAL SALES OF THE SYSTEM	30,222.5	30,222.5	30,222.5	10,220.1	40,442.6
Market Share on total sales (%)	43.9%	2.0%	45.9%	20.7%	39.6%

Table 16.1
	Endesa and Non-
	Registered		Endesa SIC	Endesa SING	Total Chile
3Q09 (GWh)	Subsidiaries	Pehuenche	Consolidated	Consolidated	Consolidated
Total generation	11,759.5	2,349.0	14,108.5	1,959.8	16,068.3
Hydro generation	7,939.7	2,349.0	10,288.7	-	10,288.7
Thermo generation	3,771.0	-	3,771.0	1,959.8	5,730.8
Wind generation	48.8	-	48.8	-	48.8
Purchases	3,965.3	-	128.0	208.0	336.0
Purchases to related companies	3,837.3	-	3,837.3	-	3,837.3
Purchases to other generators	128.0	-	128.0	-	128.0
Purchases at spot	-	-	-	208.0	208.0
Transmission losses, pump and other consumption	298.8	10.8	309.6	23.6	333.1
Total electricity sales	15,426.0	2,338.2	13,926.5	2,144.2	16,070.7
Sales at regulated prices	8,248.6	258.2	8,506.7	527.4	9,034.1
Sales at unregulated prices	2,877.6	124.9	3,002.5	1,492.0	4,494.5
Sales at spot marginal cost	1,584.0	833.2	2,417.2	124.8	2,542.0
Sales to related companies generators	2,715.9	1,121.9	3,837.8	-	3,837.8
TOTAL SALES OF THE SYSTEM	29,333.3	29,333.3	29,333.3	10,226.7	39,560.0
Market Share on total sales (%)	43.3%	4.1%	47.5%	21.0%	40.6%

PRESS RELEASE 9M 2010

BUSINESS INFORMATION OF FOREIGN OPERATIONS

MAIN OPERATING FIGURES IN GWH

Table 17
			Total					TOTAL
3Q10	Costanera	Chocón	Argentina	Chile	Colombia	Peru	Abroad	Cons.
(GWh)
Total generation	5,909.8	2,394.8	8,304.5	15,431.2	8,519.3	6,228.7	23,052.6	38,483.8
Hydro generation	-	2,394.8	2,394.8	8,951.2	7,699.8	3,375.4	13,469.9	22,421.1
Thermo generation	5,909.8	-	5,909.8	6,419.5	819.5	2,853.3	9,582.7	16,002.2
Wind generation	-	-	-	60.5	-	-	-	60.5
Purchases	108.0	251.5	359.5	940.3	2,786.0	253.4	3,398.9	4,339.1
Purchases to related companies	-	-	-	4,510.3	-	-	-	4,510.3
Purchases to other generators	-	-	-	106.7	286.4	-	286.4	393.0
Purchases at spot	108.0	251.5	359.5	833.6	2,499.6	253.4	3,112.5	3,946.1
Transmission losses, pump and other consumption	61.1	-	61.1	367.0	105.8	133.5	300.4	667.4
Total electricity sales	5,956.6	2,646.2	8,602.9	16,004.5	11,199.5	6,348.6	26,151.0	42,155.6
Sales at regulated prices	-	-	-	9,646.8	6,292.7	4,105.7	10,398.4	20,045.2
Sales at unregulated prices	549.5	1,047.7	1,597.2	5,282.7	1,917.6	1,490.8	5,005.6	10,288.3
Sales at spot marginal cost	5,407.2	1,598.5	7,005.7	1,075.0	2,989.2	752.1	10,747.0	11,822.0
Sales to related companies generators	-	-	-	4,510.2	-	-	-	4,510.2
TOTAL SALES OF THE SYSTEM	82,973.4	82,973.4	82,973.4	40,442.6	61,204.2	21,914.1
Market Share on total sales (%)	7.2%	3.2%	10.4%	39.6%	18.3%	29.0%

Table 17.1
			Total					TOTAL
3Q09	Costanera	Chocón	Argentina	Chile	Colombia	Peru	Abroad	Cons.
(GWh)
Total generation	6,715.0	2,627.6	9,342.6	16,068.3	9,922.1	6,028.8	25,293.5	41,361.8
Hydro generation	-	2,627.6	2,627.6	10,288.7	9,384.1	3,417.5	15,429.2	25,717.9
Thermo generation	6,715.0	-	6,715.0	5,730.8	538.0	2,611.3	9,864.3	15,595.1
Wind generation	-	-	-	48.8	-	-	-	48.8
Purchases	94.0	275.9	370.0	336.0	2,979.1	294.0	3,643.1	3,979.1
Purchases to related companies	-	-	-	3,837.3	-	-	-	3,837.3
Purchases to other generators	-	-	-	128.0	926.5	-	926.5	1,054.6
Purchases at spot	94.0	275.9	370.0	208.0	2,052.6	294.0	2,716.5	2,924.5
Transmission losses, pump and other consumption	64.2	-	64.2	333.1	111.4	143.7	319.4	652.5
Total electricity sales	6,744.7	2,903.6	9,648.3	16,070.7	12,789.8	6,179.1	28,617.2	44,687.9
Sales at regulated prices	-	-	-	9,034.1	6,965.2	2,728.1	9,693.2	18,727.4
Sales at unregulated prices	591.5	1,008.5	1,600.0	4,494.5	1,840.3	3,070.7	6,511.0	11,005.5
Sales at spot marginal cost	6,153.3	1,895.1	8,048.4	2,542.0	3,984.3	380.4	12,413.0	14,955.1
Sales to related companies generators	-	-	-	3,837.8	-	-	-	3,837.8
TOTAL SALES OF THE SYSTEM	78,533.9	78,533.9	78,533.9	39,560.0	60,559.8	20,211.9
Market Share on total sales (%)	8.6%	3.7%	12.3%	40.6%	21.1%	30.6%

PRESS RELEASE 9M 2010

BRAZIL

We disclose the operating results of Endesa Brasil and its subsidiaries for information purposes only. Endesa Chile does not consolidate these companies' results; their equity contribution is reflected in Net Income From Related Companies account in the Consolidated Income Statement.

ENDESA BRASIL

The operating income in Brazil amounted to Ch$ 367,843 million, 6.2% higher than the Ch$ 346,257 million reported to September 30, 2009.

Table 18
Endesa Brasil		(Million Ch$)			(Thousand US$)
	3Q09	3Q10	Var 3Q09-3Q10	Chg %	3Q10
Total Revenues	1,422,538	1,562,063	139,525	9.8%	3,003,044
Procurements and Services	(775,158)	(866,676)	(91,519)	(11.8%)	(1,666,173)
Contribution Margin	647,381	695,387	48,007	7.4%	1,336,872
Other Costs	(188,298)	(199,364)	(11,066)	(5.9% )	(383,274)
Gross Operating Income (EBITDA)	459,083	496,023	36,941	8.0%	953,598
Depreciation and Amortization	(112,826)	(128,181)	(15,354)	(13.6%)	(246,425)
Operating Income	346,257	367,843	21,586	6.2%	707,172
Net Financial Income	(31,659)	(69,411)	(37,752)	(119.2%)	(133,442)
Financial income	78,215	73,769	(4,446)	(5.7% )	141,820
Financial expenses	(118,963)	(142,249)	(23,286)	(19.6%)	(273,472)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	9,090	(931)	(10,021)	(110.2%)	(1,790)
Gains	25,340	27,012	1,672	6.6%	51,931
Losses	(16,251)	(27,944)	(11,693)	(72.0%)	(53,721)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	-	-		-
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	94	12	(82)	(87.3%)	23
Net Income before Taxes	314,692	298,444	(16,248)	(5.2%)	573,754
Income Tax	(77,044)	(50,843)	26,202	34.0%	(97,745)
NET INCOME	237,648	247,601	9,953	4.2%	476,009
Net Income Attributable to Owners of the Company	166,029	163,584	(2,444)	(1.5%)	314,488
Net Income Attributable to Minority Interest	71,619	84,017	12,398	17.3%	161,521

GENERATION

CACHOEIRA

The operating income of our subsidiary Cachoeira Dourada rose by Ch$ 19,299 million, from Ch$ 37,458 million to September 30, 2009 to Ch$ 56.757 million in the current year. The rise described before is the consequence of the 18% increase in prices, measured in local currency. Additionally, physical energy sales grew by 6.4% to 2,947 GWh as of September 30, 2010.

Table 19
Cachoeira		Million Ch$			Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	64,691	86,727	22,036	34.1%	166,731
Procurement and Services	(17,263)	(19,598)	(2,336)	(13.5% )	(37,677)
Contribution Margin	47,429	67,129	19,700	41.5%	129,054
Other Costs	(4,859)	(4,848)	11	0.2%	(9,321)
Gross Operating Income (EBITDA)	42,570	62,281	19,711	46.3%	119,733
Depreciation and Amortization	(5,112)	(5,524)	(412)	(8.1% )	(10,619)
Operating Income	37,458	56,757	19,299	51.5%	109,114
Figures may differ from those accounted under Brazilian GAAP.

PRESS RELEASE 9M 2010

Table 19.1
Cachoeira	3Q09	3Q10	Var 3Q09-3Q10	Chg%
GWh Produced	2,194	2,490	296	13.5%
GWh Sold	2,769	2,947	178	6.4%
Market Share	1.0%	1.0%	(0.0) pp.

FORTALEZA (CGTF)

The operating income of Endesa Fortaleza (CGTF), as of September 30, 2010, increased by Ch$ 8,975 million, amounting to Ch$ 45,031 million, when compared to the same period of 2009. This increase is mainly due to higher revenues explained by the rise in the average sale price, expressed in local currency, of 6.0% and reduced energy purchases costs. This is partially offset by a rise in the cost of fuel purchases of Ch$ 11,686 million, related to higher generation in the period. Physical sales declined by 119 GWh to reach 2,210 GWh in September 2010.

Table 20
Fortaleza		Million Ch$			Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	100,079	109,832	9,753	9.7%	211,150
Procurement and Services	(51,578)	(53,299)	(1,721)	(3.3% )	(102,466)
Contribution Margin	48,501	56,533	8,032	16.6%	108,684
Other Costs	(6,817)	(5,474)	1,343	19.7%	(10,524)
Gross Operating Income (EBITDA)	41,684	51,059	9,375	22.5%	98,160
Depreciation and Amortization	(5,627)	(6,027)	(400)	(7.1% )	(11,588)
Operating Income	36,057	45,031	8,975	24.9%	86,572
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Fortaleza	3Q09	3Q10	Var 3Q09-3Q10	Chg%
GWh Produced	251	1,121	871	347.6%
GWh Sold	2,329	2,210	(119)	(5.1% )
Market Share	0.8%	0.7%	(0.1) pp.

PRESS RELEASE 9M 2010

TRANSMISSION

CIEN

The operating income of CIEN was a positive Ch$ 11,701 million, which represents a fall of Ch$ 50,860 million compared to September 30, 2009. In 2009 the company exported energy to Uruguay and Argentina starting as of February that year, but the present year there have been smaller exports of energy to Argentina.

Table 21
Cien		Million Ch$			Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	84,192	46,455	(37,737)	(44.8% )	89,309
Procurement and Services	(1,522)	(496)	1,026	67.4%	(954)
Contribution Margin	82,670	45,959	(36,711)	(44.4% )	88,356
Other Costs	(7,095)	(8,734)	(1,639)	(23.1% )	(16,791)
Gross Operating Income (EBITDA)	75,575	37,225	(38,350)	(50.7%)	71,565
Depreciation and Amortization	(13,014)	(25,525)	(12,510)	(96.1% )	(49,071)
Operating Income	62,561	11,701	(50,860)	(81.3%)	22,494
Figures may differ from those accounted under Brazilian GAAP.

DISTRIBUTION

AMPLA

Operating Income amounted Ch$ 114,117 million and almost had no variation when compared to September, 2009. This is explained by higher electricity prices measured in local currency, an increase in tolls revenues and higher sales volume, which increased by 6.0%, reaching 7,309 GWh. The latter was partially offset by increase in node prices for the power purchased and an increase in technical losses.

All the above mentioned, has been boosted by positive conversion effect due to the appreciation of Brazilian Real relative to the Chilean peso.

Table 22
Ampla		Million Ch$			Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	710,102	766,439	56,337	7.9%	1,473,469
Procurement and Services	(457,005)	(490,011)	(33,006)	(7.2%)	(942,039)
Contribution Margin	253,097	276,428	23,331	9.2%	531,429
Other Costs	(100,861)	(100,823)	39	0.0%	(193,830)
Gross Operating Income (EBITDA)	152,236	175,606	23,370	15.4%	337,599
Depreciation and Amortization	(37,539)	(61,489)	(23,950)	(63.8%)	(118,212)
Operating Income	114,696	114,117	(580)	(0.5%)	219,388
Figures may differ from those accounted under Brazilian GAAP.

PRESS RELEASE 9M 2010

Table 22.1
Ampla	3Q09	3Q10	Var 3Q09-3Q10	Chg%
Customers (Th)	2,511	2,554	43	1.7%
GWh Sold	6,895	7,309	414	6.0%
Clients/Employee	1,976	2,189	213	10.8%
Energy Losses (%)	20.9%	21.1%	0.2 pp.

COELCE

Operating Income rose by 43.9% to Ch$ 144,678 million, mainly due to a 14.9% increase in energy demand explained by a better economic scenario which boosted energy consumption in all segments; additionally, Coelce registered higher average sales prices due to better sales mix in residential, commercial, industrials and other rural customers and tolls. The latter was partially offset by higher energy losses and cost of energy purchases.

All the above mentioned, has been boosted by positive conversion effect due to Real appreciation relative to the Chilean peso.

Table 23
Coelce		Million Ch$			Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	534,783	649,803	115,020	21.5%	1,249,238
Procurement and Services	(339,441)	(401,428)	(61,987)	(18.3% )	(771,740)
Contribution Margin	195,342	248,375	53,033	27.1%	477,497
Other Costs	(63,759)	(74,312)	(10,553)	(16.6% )	(142,864)
Gross Operating Income (EBITDA)	131,583	174,063	42,480	32.3%	334,633
Depreciation and Amortization	(31,017)	(29,385)	1,632	5.3%	(56,492)
Operating Income	100,566	144,678	44,112	43.9%	278,141
Figures may differ from those accounted under Brazilian GAAP.

Table 23.1
Coelce	3Q09	3Q10	Var 3Q09-3Q10	Chg%
Customers (Th)	2,934	3,059	125	4.3%
GWh Sold	5,706	6,555	849	14.9%
Clients/Employee	2,291	2,353	63	2.7%
Energy Losses (%)	11.5%	11.9%	0.4 pp.

PRESS RELEASE 9M 2010

OWNERSHIP OF THE COMPANY AS OF SEPTEMBER 30TH, 2010

CONFERENCE CALL INVITATION

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended September 30th, 2010, on Thursday, October 28th, 2010, at 10 am (Eastern Time).

To participate, please dial: 1 (617) 213 48 58, international or 1 (888) 680 08 92 (toll free USA). Passcode I.D.: 37585907, approximately 10 minutes prior to the scheduled starting time.

To access the phone replay, please dial 1 (617) 801 68 88 or 1 (888) 286 80 10 (toll free USA). Passcode I.D.: 51072179.

In order for you to have an easier access to our conference call, we suggest to pre-register your attendance and obtain your PIN code at the following link: https://www.theconferencingservice.com/prereg/key.process?key=PYJBXMHCX

If you would like to take part in the Conference Call via Internet and watch an online presentation, or listen to a webcast replay of the call, you may access www.endesachile.cl (please note that this is a listen only mode).

PRESS RELEASE 9M 2010

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Investor Relations Director
susana.rey@endesa.cl
(56-2) 630 96 06

Denisse Labarca	Irene Aguiló	María Teresa Fuentealba
Head of Investor	Investor Relations	Investor Relations
Relations	Representative	Representative
denisse.labarca@endesa.cl	iaguilo@endesa.cl	mtfd@endesa.cl
(56-2) 630 96 03	(56-2) 630 96 04	(56-2) 630 9506

Gloria Mora
Investor Relations
Assistant
gaml@endesa.cl
(56-2) 630 95 87

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile business plans; (2) Endesa Chile cost-reduction plans; (3) trends affecting Endesa Chile financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: October 28, 2010